James W. Cuminale

Chief Legal Officer

July 30, 2013

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Nielsen Company B.V. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which was filed with the Securities and Exchange Commission on July 30, 2013.

Respectfully submitted,

The Nielsen Company B.V.

/s/ James W. Cuminale
Name:	James W. Cuminale
Title:	Chief Legal Officer

The Nielsen Company

40 Danbury Road, Wilton, CT 06897

tel 203-563-3155 fax 203-563-2876

james.cuminale@nielsen.com